

June 1, 2011

Via E-mail
Robin Lee
Chief Executive Officer
China Resources Development Inc.
c/o SSC Mandarin Investment Group Limited
1402 China Resources Building
26 Harbour Road, Wanchai
Hong Kong

> **Re: China Resources Development Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 20, 2011**
> **File No. 333-171727**

Dear Mr. Lee:

We have reviewed your amended registration statement and letter dated May 20, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Exhibit 5.1

1.   We reissue prior comment 5 from our letter to you dated May 18, 2011. Please obtain and file a new or revised legality opinion which addresses each of the following comments.

2.   We note your response to prior comment 7 from our letter to you dated May 18, 2011, and we reissue the comment as it pertains to assumption (f). As appropriate, the opinion

may clarify elsewhere that counsel has received representations from the company regarding these matters, but it does not appear appropriate to retain this assumption. Moreover, although counsel did not witness the resolutions, it assumes the genuineness of the signatures in assumption (a).

3.   We note that counsel has added new limiting language suggesting that the referenced opinions "are based solely on the applicable statutory provisions of Cayman Islands corporate law." Counsel should delete that new language or provide a revised opinion which clarifies that counsel is opining based upon Cayman Islands law, including the statutory and any constitutional or similar provisions and all reported judicial decisions interpreting the foregoing.

4.   Counsel defines "Offering Shares" in the first paragraph to include the initial shares and the warrant shares. The second numbered opinion paragraph states in part that "all Offering Shares will be validly issued, fully paid and non-assessable." However, counsel appears to contradict in part that opinion in the third numbered opinion paragraph, where it suggests that its opinion does not extend to the Warrant Shares. As the Warrant Shares are part of the "Offering Shares," counsel must render an appropriate opinion with regard to those shares and must eliminate any inconsistent language or limitation in that regard.

Financial Statements

General

5.   Please note the financial statement updating requirements per Rule 3-12 of Regulation S-X.

Notes to Financial Statements

Note 6 – Subsequent Events, page F-11

6.   We note your disclosure stating that Robin Lee, your Chief Executive Officer, transferred a total of 912,813 ordinary shares to other parties. The disclosure also states that the purpose of this share transfer was to allow these parties to participate in the equity ownership of China Resources Development Inc. without issuing additional shares. Based on the disclosure provided, it appears that these shares were issued to other parties on your behalf by your Chief Executive Officer. Please tell us how you accounted for the transfer of these shares. Refer to SAB Topic 1.B.1.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Jeffrey M. Gallant, Esq.
        Graubard Miller